VIA EDGAR AND FEDERAL EXPRESS Mr. Jim Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-0005

Re:	Cardinal Health, Inc. Form 10-K for fiscal year ended June 30, 2005 Filed September 12, 2005 Form 8-K/A (Amendment No. 2) Dated April 26, 2007 Filed June 15, 2007 File Number 1-11373

Dear Mr. Rosenberg:

     On behalf of our client, Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in your letter, dated October 3, 2007, with respect to the filing referenced above.

     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
1. Your September 5th response to comment one of our August 23rd letter and Cardinal’s significant accounting policy for inventories disclosed in its June 30, 2007 financial statements, states that “the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method …” Please address the following:

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 2

a.	This disclosure appears to suggest that it is necessary to know the end of period dollar value of inventory determined on an average cost basis in order to determine the amount by which to adjust the LIFO reserve on your consolidated balance sheet. Please tell us how you are able to conclude the replacement cost of ending inventory under any scenario including but not limited to changes in WAC, inventory turns, inventory mix etc. is stated at average cost in light of the fact that your inventory accounting system does not retain historical cost information. Address in your response how you overcome:

	•	that inventory sold is relieved from inventory and recorded to cost of products sold at the current WAC; and

	•	that the Company’s system is not able to identify the adjustment in the contra inventory account to the specific inventory item sold for which the adjustment is attributable.

Response: The Company wishes to begin its response by reminding the Staff that a substantial portion of inventories (approximately 73% and 75% June 30, 2007 and 2006, respectively) are stated at the lower of cost, using the last-in first-out method (“LIFO”), or market. These inventories are included within the core distribution facilities (“core distribution facilities”) within the Company’s Healthcare Supply Chain Services – Pharmaceutical segment and are primarily merchandise inventories. The Company accounts for these inventories in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and estimates their replacement cost on an average cost basis. The Company’s remaining inventory is primarily stated at the lower of cost, using the first-in first-out method, or market. The Company’s response to the Staff’s question number one will be confined to inventories within the core distribution facilities and the Company’s accounting for price appreciation of these inventories because these are the areas to which the Staff’s question is applicable.

The inventory systems and methods for the core distribution facilities have been designed to provide a reasonable approximation of inventory replacement cost determined on an average cost basis in accordance with U.S. GAAP applied on a consistent basis. The Company values these inventories using a systematic, rational, practical and consistent method that reflects the appropriate application of the authoritative accounting guidance found in:

•	Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins

•	AICPA Issues Paper published November 1, 1984, Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories

•	Emerging Issues Task Force Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor

Background

Wholesale acquisition cost1 (“WAC”) is the basis from which the Company negotiates and prices supplier and customer contracts. WAC is the standard used in the pharmaceutical distribution

1 Wholesale acquisition cost is the published price (also known as the “list price”) at which a pharmaceutical manufacturer sells a product to wholesalers or direct purchasers in the United States, before any rebates, discounts, allowances or other price concessions.

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industry and pricing is frequently tied to the current WAC2 (e.g., manufacturers sell to wholesalers generally at current WAC; wholesalers sell to pharmacies generally at current WAC plus/minus a negotiated percentage). As such, the Company’s systems are designed to track the current WAC so that financial transactions with suppliers and customers reflect up-to-date WAC data.

The Company earns fees from pharmaceutical manufacturers (including distribution service agreement fees, pharmaceutical price appreciation, manufacturer cash discounts, and manufacturer rebates and incentives)3. All of these fees are tracked separately from WAC. The Company’s cost of products sold for pharmaceutical products is the current WAC relieved from inventory upon the sale of product less the other components impacting cost of products sold, including distribution service agreement fees, pharmaceutical price appreciation, manufacturer cash discounts and manufacturer rebates and incentives. In addition, other inventory related charges and credits (including LIFO charges and credits) are added or subtracted, as appropriate, to arrive at cost of products sold.

In order to accurately reflect up-to-date WAC information, the Company’s perpetual inventory systems periodically (at least daily) update the unit price and extended inventory values to current WAC. In order to continue to reflect inventory and cost of products sold on the Company’s financial statements in compliance with generally accepted accounting principles, the changes in the extended inventory values created by revaluing the inventory to current WAC are accumulated in a separate contra inventory account.

As products are sold, the perpetual inventory system relieves the product cost at the current WAC, which in turn is charged to cost of products sold. In addition, cost of products sold is reduced as the Company relieves the contra inventory account for the pharmaceutical price appreciation and other fees earned from the manufacturer (this is done via an inventory turns calculation – example provided at Annex A). Due to the manner in which the inventory revaluation changes are accumulated in the contra inventory account and then recognized, the Company does not track the revaluation changes by product.

The Company is not able to respond to the Staff’s comment in the context of all possible scenarios but can respond in the context of the environment in which the core distribution facilities operate. A key characteristic of that environment is that the pharmaceuticals purchased, inventoried and sold by the core distribution facilities are substantially homogenous from an operating and economic perspective (particularly within product classifications such as branded, generics and consumer health). This homogeneity, which is evidenced by the factors listed below, enables the inventory systems and methods described above to provide a reasonable approximation of replacement cost determined on an average cost basis:

•	Customer arrangements are generally not product specific. Customers generally require that the Company carry a full offering of pharmaceutical products in the Company’s warehouses and customer pricing generally applies to all products purchased by the

2 Current WAC is the WAC of a product at the time of the applicable transaction.
3 The terms “distribution service agreement fees”, “pharmaceutical price appreciation”, “manufacturer cash discounts” and “manufacturer rebates and incentives” are described under Part I, Item 1: Business of the Company’s fiscal 2007 Form 10-K.

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customer within a product classification such as branded, generics and consumer health (e.g., WAC plus/minus a negotiated percentage; percentage may vary by product classification but rarely varies by product). As such, the per unit margin for products in high demand is relatively consistent with the per unit margin for other products within the same product classification.

•	Manufacturer compensation is generally negotiated based on the overall relationship between the Company and the manufacturer.

•	The vast majority of price appreciation relates to branded pharmaceutical products.

•	Branded pharmaceutical months inventory on hand remains relatively consistent at approximately 0.75 months.

•	Because the Company is a wholesaler, total gross margin within a product classification is primarily influenced by the volume of products sold by the Company rather than the mix of products sold.

•	Manufacturers generally adjust prices (i.e., adjust WAC) for a particular product a limited number of times per year, such as once or twice per year.

•	The percentage price increase instituted by a manufacturer generally applies to an entire product line or the manufacturer’s entire product portfolio. As such, price increases for a particular product generally do not occur more frequently or at different percentage rates than other products in the manufacturer’s product line or portfolio.

•	Pharmaceuticals are intermingled in the warehouses and there is no significant distinction from a warehousing or operating perspective. (Note - certain controlled substances are subject to more stringent handling procedures but the core processes are essentially the same as for non-controlled substances).

•	The warehouses carry generally the same products.

•	Individual customers purchase multiple products. These products are picked, packed and shipped simultaneously.

•	Customer purchasing patterns are relatively stable and predictable

•	The core distribution facilities carry in excess of 8,200 unique SKUs for branded pharmaceuticals and 18,000 SKUs for generic pharmaceuticals.

•	The core distribution facilities purchase branded pharmaceuticals from approximately 500 different manufacturers and generic pharmaceuticals from approximately 460 different manufacturers.

•	The core distribution facilities processed in excess of 237 million product transactions in fiscal 2007 (each product transaction corresponds to one invoice line item).

These factors are important because they demonstrate that, from a wholesaler perspective, products within the same product classification are interchangeable.

Following is a discussion of the manner in which the Company applies each of the above referenced authoritative guidance in accounting for its inventories within the core distribution facilities.

Applicability of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins (“ARB 43”)

The Company wishes to call the Staff’s attention to ARB 43, Chapter 4-Inventory Pricing, Paragraph 2 and Statement 4, Paragraphs 6 & 7 which read (emphasis added):

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 5

“2. This chapter sets forth the general principles applicable to the pricing of inventories of mercantile and manufacturing enterprises…”

“Statement 4

Cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors (such as first-in first-out, average, and last-in first-out); the major objective in selecting a method should be to choose the one which, under the circumstances, most clearly reflects periodic income.

“6. The cost to be matched against revenue from a sale may not be the identified cost of the specific item which is sold, especially in cases in which similar goods are purchased at different times and at different prices. While in some lines of business specific lots are clearly identified from the time of purchase through the time of sale and are costed on this basis, ordinarily the identity of goods is lost between the time of acquisition and the time of sale. In any event, if the materials purchased in various lots are identical and interchangeable, the use of identified cost of the various lots may not produce the most useful financial statements. This fact has resulted in the development of general acceptance of several assumptions with respect to the flow of cost factors (such as first-in first-out, average, and last-in first-out) to provide practical bases for the measurement of periodic income. In some situations a reversed mark-up procedure of inventory pricing, such as the retail inventory method, may be both practical and appropriate. The business operations in some cases may be such as to make it desirable to apply one of the acceptable methods of determining cost to one portion of the inventory or components thereof and another of the acceptable methods to other portions of inventory.

7. Although selection of the method should be made on the basis of the individual circumstances, it is obvious that financial statements will be more useful if uniform methods of inventory pricing are adopted by all companies within a given industry.”

ARB 43 provides organizations with the ability to apply inventory methods in a systematic and consistent manner. Further, it is the Company’s understanding that ARB 43 does not provide guidance on how to apply inventory methods (e.g., the type of LIFO calculation to use, such as dollar-value or specific goods or the type of average cost calculation to use, such as weighted or moving) but rather provides general guidance on things to consider when selecting an inventory method (such as LIFO, FIFO, average cost, retail). The Company uses LIFO for the costing of inventory within the core distribution facilities because it provides a better matching of current costs with current revenue. This is consistent with the major objective of ARB 43 which is to “match costs against income” (Statement 2 ¶4).

It is also the understanding of the Company that practicality can be considered when selecting an inventory method. Practicality is referenced in ARB 43 Statement 4 ¶6 as follows (emphasis added): “… to provide practical bases for the measurement of periodic income. In some situations a reversed mark-up procedure of inventory pricing, such as the retail inventory method, may be both practical and appropriate.”

It is the Company’s belief that its inventory systems and methods provide a practical basis for the measurement of periodic income. It is also important to note that, as the core distribution facilities

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 6

have moved to the fee-for-service model with branded manufacturers, the price appreciation component is becoming much less significant. Discussion of the recognition of pharmaceutical price appreciation in accordance with EITF 02-16 can be found later in this response.

The Company also wishes to call the Staff’s attention to the following additional factors regarding the Company’s method of tracking and recognizing pharmaceutical price appreciation:

•	The method is practical, reasonable, systematic, and consistently applied.

•	While the Company sells a variety of products which would not seem interchangeable from a consumer standpoint, the standard must be applied in the context of the Company’s business. As noted in the Background section above, the pharmaceuticals purchased, inventoried and sold by the core distribution facilities are substantially homogenous from an operating and economic standpoint (particularly within product classifications such as branded, generics and consumer health). As a wholesaler, our primary economic driver is the volume of product that is handled and sold via our distribution network (i.e. the value that we provide to the marketplace is our distribution network, not the specific products that are sold through that network – the developers and manufacturers of the product bring value to the marketplace via the specific products that they develop and manufacturer). The specific mix of product, especially within product classifications, is of less importance. At the macro economic level, the products within product classifications are interchangeable.

•	The Company believes the method is similar to that used by others in the Company’s industry.

•	It is not uncommon for companies to use inventory turns to estimate certain portions of inventory cost. For example, many companies that utilize standard cost systems employ an inventory turns calculation to determine the portion of standard-to-actual variances (including price variances) to include in ending inventory.

•	The Company has followed this method for a number of years and, during that time, three separate national accounting firms have audited the Company’s consolidated financial statements and, in the course of such audits, the accounting firms have agreed that the Company’s method is reasonable and complies with U.S. GAAP.

•	During the 2004 Audit Committee investigation, this area was reviewed very closely by the independent forensic accounting firm as part of its overall review of policies and procedures.

Applicability of AICPA Issues Paper published November 1, 1984, Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories (“AICPA LIFO Issues Paper”)

The Company wishes to confirm for the Staff that the Company uses average cost for purposes of determining the end of period inventory replacement cost that is used in the determination of the LIFO reserve. In doing so, the Company wishes to call the Staff’s attention to section 2-24 of the AICPA LIFO Issues Paper. Section 2-24 reads (emphasis added):

“For purposes of this paper, the term LIFO reserve means the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at the replacement cost or at the lower of cost determined by some acceptable inventory accounting method (such as FIFO or average cost) or market. Also for purposes of this section, the term replacement cost means the current cost of replacing inventory or any reasonable

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 7

approximation, which may be FIFO or average cost, at the lower of cost or market. Regulation S-X, Rule 5-02-6 (c) requires companies whose securities trade publicly to disclose replacement cost information.”

As indicated in the AICPA LIFO Issues Paper, the determination of replacement cost does not have to be a precise measurement but, rather, can be determined using a “reasonable approximation”. It is the Company’s belief that the Company’s inventory systems and methods provide a reasonable approximation of replacement cost.

The Company also wishes to call the Staff’s attention to ARB 43, Statement 6 and ARB Statement 6 ¶10 which state, in part (emphasis added):

“Statement 6

As used in the phrase lower of cost or market, the term market means current replacement cost (by purchases or by reproduction, as the case may be) …”

“10. Because of the many variations of circumstances encountered in inventory pricing, Statement 6 is intended as a guide rather than a literal rule. It should be applied realistically in light of the objectives expressed in this chapter and with due regard to the form, content, and composition of inventory. The committee considers, for example, that the retail inventory method, if adequate markdowns are currently taken, accomplishes the objectives described herein …”

The Company believes that it has appropriately applied this guidance in selecting and applying its method of estimating current replacement cost.

The Company also wishes to call the Staff’s attention to the Critical Accounting Policies and Sensitive Accounting Estimates included in Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2007, which includes the following disclosure (in part) under the section titled Inventories:

The Company believes that the average cost method of inventory valuation provides a reasonable approximation of the current cost of replacing inventory within the core distribution facilities. As such, the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method of inventory valuation

The Company believes it has adequately disclosed the use of a reasonable approximation for purposes of determining the current cost of replacing inventory.

Applicability of Emerging Issues Task Force Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16)

The Company has entered into distribution service agreements (“DSAs”) with the vast majority of branded pharmaceutical manufacturers. The Company applies the provisions of EITF 02-16 in its accounting for consideration received from manufacturers, including, but not limited to, consideration realized by the Company in the form of price appreciation. The following

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 8

discussion clarifies the applicability of EITF 02-16 to the price appreciation provisions within DSAs.

Background: Historically, the compensation received by the Company from manufacturers was based on each manufacturer’s unique sales practices (e.g., volume of product available for sale, eligibility to purchase product, cash discounts for prompt payment, rebates, etc.) and pharmaceutical pricing practices (e.g. the timing, frequency and magnitude of product price increases). Specifically, a significant portion of the compensation the Company received from manufacturers was derived from its ability to purchase branded pharmaceutical inventory in advance of price increases, hold that inventory as manufacturers increased prices, and generate a higher gross margin on the subsequent sale of that inventory (the “buy and hold” model). This compensation system was dependent to a large degree upon the sales practices of each manufacturer, including established policies concerning the volume of product available for purchase in advance of a price increase, and on predictable pharmaceutical pricing practices.

Beginning in fiscal 2003, manufacturers began to seek greater control over the amount of branded pharmaceutical product available in the supply chain and, as a result, began to change their sales practices by restricting the volume of product available for purchase by pharmaceutical wholesalers. In addition, manufacturers increasingly sought more services from the Company, including providing data concerning product sales and distribution patterns. The Company believes that the manufacturers sought these changes to provide them with greater visibility over product demand and movement in the market and to increase product safety and integrity by reducing the risks associated with product being available to, and distributed in, the secondary market. These changes significantly reduced the Company’s ability to be compensated through the “buy and hold model”. As a result of these actions by manufacturers, the Company concluded it was no longer adequately and consistently compensated for the reliable and consistent logistical, capital and administrative services provided by the Company to these manufacturers.

In response to these developments, the Company established a compensation system that is significantly less dependent on manufacturers’ sales or pricing practices, and is based on the services provided by the Company to meet the unique distribution requirements for each manufacturer’s products. During fiscal 2005, the Company worked with individual manufacturers to define fee-for-service terms that adequately compensate the Company based on the services provided to such manufacturers.

Nature of fee-for-service arrangements: Under a fee-for-service arrangement, the Company provides base distribution services and other services to manufacturers, such as inventory management services and data/reporting services. The Company’s compensation for these services may be either a fee or a fee plus an inflation-based compensation component described below. The fee is typically a fixed percentage of the Company’s purchases from the manufacturer or of the Company’s sales to customers. Fees are generally billed monthly or quarterly. In addition to the fees described above for base services, under certain fee-for-service arrangements, the Company may also receive performance-based fees for achieving specified rates of service levels and for following the manufacturer’s established policies and procedures for shortage claims, returns and/or payment deductions, among other things.

The inflation-based component of fee-for-service arrangements is contingent upon price increases by the manufacturer. It is a negotiated component of the DSAs and reflects the manufacturer’s

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acknowledgement that the Company can benefit (via incremental gross margin) from manufacturer price increases within certain negotiated thresholds (generally in the form of limits on inventory levels). It is understood by the manufacturer and the Company that the inflation-based component is merely one aspect of the overall compensation provided by the manufacturer to the Company. As such, the inflation-based component is not independent of the other provisions within the DSAs but, rather, is tied to the other provisions within the DSA.

Terms of the fee-for-service arrangements with manufacturers described above are defined in written DSAs entered into between the Company and each manufacturer.

Guidance: EITF 02-16 provides guidance on how a reseller of a vendor's products should account for cash consideration (as that term is defined in EITF Issue No. 01-9) received from a vendor. The Company determined that fees earned under DSAs should be accounted for in accordance with the provisions of EITF 02-16. The Company further determined that, in accordance with the guidance provided in Issue 1 of EITF 02-16, the DSA fees should be recognized as an adjustment to the price of the manufacturer’s products and characterized as a reduction in cost of goods sold because the services that the Company provides to the manufacturer are not separable from the purchase of the manufacturer’s product.

Issue 2 of EITF 02-16 specifies that “a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved.” While the Company acknowledges that Issue 2 was crafted to address volume rebates and similar arrangements, the Company believes that absent other authoritative guidance, it should apply the basic principles (i.e., systematic and rational allocation) in accounting for all fees earned from manufacturers (including the inflation-based component). The Company believes that it is in compliance with the provisions of Issue 2 because the inventory turns method of recognizing fees earned from manufacturers (including the inflation based component) is a systematic and rational method of recognizing the consideration received from the vendor. The Company wishes to emphasize that the inflation-based component is part of the overall arrangement with the manufacturer.

As previously noted, the Company has not entered into DSAs with certain manufacturers. Regardless, the inventory processes and methods for products purchased from non-DSA manufacturers are the same as for products purchased from manufacturers with whom DSA arrangements exist. When considered in conjunction with the guidance contained in ARB 43 and the AICPA LIFO Issues Paper, the various factors discussed elsewhere in this response (particularly operating and economic homogeneity), and the accounting treatment for price appreciation that is covered by written DSAs, the Company believes that it is reasonable and appropriate to account for price appreciation not covered under written DSAs in the same manner as price appreciation covered under DSAs. In addition, the Company wishes to inform the Staff that the total price appreciation for situations in which no written DSA exists was less than 0.5%

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 10

of ending inventory4, goods available for sale5 and cost of goods sold6 for the core distribution facilities in fiscal 2007 and less than 0.4% of ending inventory, goods available for sale and cost of goods sold for the Healthcare Supply Chain Services – Pharmaceutical segment in fiscal 2007.

Conclusion

In light of all of the factors previously described, the Company believes that it has appropriately applied the guidance in ARB 43, the AICPA LIFO Issues Paper, and EITF 02-16 in its accounting for inventory within the core distribution facilities. As such, the Company believes its inventory systems and methods provide a reasonable approximation of inventory replacement cost determined on an average cost basis in accordance with U.S. GAAP applied on a consistent basis.

The Company has provided a copy of this response letter to the local and national offices of Ernst & Young LLP (the Company’s independent auditor) and they concur with the Company’s conclusion that inventory and cost of goods sold are accounted for in accordance with U.S.

GAAP applied on a consistent basis.

b. Because your example in Annex A of your July 31st letter assumed that no inventory remained after reflecting the sales, we were unable to discern how you use an inventory turns calculation to determine inventory on an average cost basis. Please provide a more complete example that demonstrates the use of the inventory turns calculation and show us how the calculation works.

Response: The Company has included the requested example at Annex A.

The example compares average cost computed using the inventory turns method versus average cost computed using the specific identification method for a vendor arrangement in which the Company receives a 2% DSA fee on all purchases. In addition, the example assumes that the DSA fee is reduced to the extent the Company benefits from a manufacturer price increase (i.e. the price appreciation for on-hand inventory at the time of the manufacturer price increase reduces the DSA fee). A 5% manufacturer price increase for sku C in Month 2 is modeled in the example.

c. In order to facilitate our evaluation of your response, please tell us whether the relationship between cost and WAC for the quantity and mix of goods in ending inventory is the same as the relationship between cost and WAC for the quantity and mix of goods available for sale within the reporting period.

Response: Because of the consistent levels and mix of inventory and frequency of inventory turns, the Company wishes to confirm for the Staff that the relationship between cost and WAC for the quantity and mix of goods in ending inventory is comparable to the relationship between cost and WAC for the quantity and mix of goods available for sale within the reporting period.

4 Calculated as the price appreciation balance remaining in the contra inventory account at period end as a percentage of ending inventory.
5 Calculated as the total price appreciation added to the contra inventory account during the year as a percentage of goods available for sale.
6 Calculated as the total price appreciation relieved from the contra inventory account during the year as a percentage of cost of goods sold.

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 11

2. Please refer to your September 5th response to the last paragraph of comment one of our August 23rd letter regarding the inventory accounting basis in which segment profit for bulk and non-bulk is computed. Please comply with our August 23rd comment one for the certain businesses within the Healthcare Supply Chain Services – Pharmaceutical that are on FIFO or tell us why the comment does not apply to this inventory.

Response: The Company wishes to inform the Staff that comment one from the Staff’s August 23rd letter does not apply to those other businesses (i.e. the businesses other than the pharmaceutical supply chain business) within the Healthcare Supply Chain Services –Pharmaceutical segment because the inventory in those businesses is not adjusted to wholesale acquisition cost.

3. We refer to your September 5th response regarding “Warehouse expense” to comment two of our August 23rd letter and to the company’s disclosure regarding the allocation of this expense in MD&A of your June 30, 2007 Form 10-K please help us understand why invoice line items filled correlated to receiving shipping and storage costs, particularly in light of the fact that non-bulk inventory items are stored longer and shipped in a different form than they are generally received. Additionally clarify your intent of “(bulk customers typically order larger quantities of products for each invoice line)’ that you included at the end of the disclosure and how this fact bears on your allocations method. Consider the need for clarifying disclosure.

Response: “Invoice line items filled” correlates to receiving, shipping and storage costs because non-bulk items create more invoice lines and thus are allocated more warehouse expense based on this methodology. For example, if an entire case containing 36 bottles is shipped to a bulk customer it creates one invoice line. If that same case is broken apart and shipped to twelve different non-bulk customers, it creates twelve invoice lines and therefore receives a higher allocation of the warehouse expense. The non-bulk items are more labor intensive and are stored for a longer period of time and should therefore be allocated more warehouse expense. The Company enhanced the disclosure included in its Form 10-Q for the quarter ended September 30, 2007 as follows:

“Warehouse expense includes labor-related expenses associated with receiving, shipping and handling the inventory as well as warehouse storage costs including insurance, taxes, supplies and other facility costs. Warehouse expense was allocated in proportion to the number of invoice line items filled for each bulk or non-bulk customer because the Company believes that there is a correlation between the number of different products ordered as reflected in invoice lines and the level of effort associated with receiving, shipping and handling that order (bulk customers typically order substantially larger quantities of products and therefore generate substantially fewer invoice lines which results in substantially less warehouse expense being allocated to bulk customers).”

4 You indicate in June 30, 2007 financial statements that:

“Revenue for deliveries that are direct shipped to customer warehouses from the manufacturer whereby the Company acts as an intermediary in the ordering and delivery of products is recorded gross in accordance with FASB Emerging Issues

Mr. Jim Rosenberg U.S. Securities and Exchange Commission November 27, 2007 Page 12

Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” This revenue is recorded on a gross basis since the Company incurs credit risk from the customer, bears the risk of loss for incomplete shipments and does not receive a separate fee or commission for the transaction.”

Please explicitly state in your disclosure the representation that you made in your November 23, 2005 letter that you are the primary obligor.

Response: The Company will include the requested disclosure in the notes to its consolidated financial statements for the fiscal year ending June 30, 2008.

*                         *                         *

     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or Brian Lane at (202) 887-3646. At the Staff’s request, Jeffrey W. Henderson, Chief Financial Officer, or Stuart G. Laws, Chief Accounting Officer, will be available to answer any questions you may have.

Very truly yours, /s/ David A. Katz David A. Katz

Enclosures

cc:	Lisa Vanjoske
Securities and Exchange Commission
Ivan K. Fong
Jeffrey W. Henderson
Cardinal Health, Inc.
Brian Lane
Gibson, Dunn & Crutcher
Irving Dennis
Ernst & Young LLP

ANNEX A

	Average Cost (Inventory Turns Method)				Average Cost (Specific ID Method)			Variance

			Current
	Qty		WAC
Beginning Balance sku A		450	$ 100	$45,000
at Current WAC sku B		225	$ 100	$22,500
	sku C	75	$ 100	$7,500

			Current			Unit
Month 1:	Qty		WAC		Qty	Avg Cost
Purchases:	sku A	600	$ 100	$60,000
Purchases:	sku B	300	$ 100	$30,000
Purchases:	sku C	100	$ 100	$10,000

Sales:	sku A	(600)	$100	($60,000)
Sales:	sku B	(300)	$100	($30,000)
Sales:	sku C	(100)	$100	($10,000)

Appreciation:	sku A
Appreciation:	sku B
Appreciation:	sku C					(e.)

	Ending Balance sku A	450	$100	$45,000	450	$98.00	$44,100
at Current WAC sku B		225	$100	$22,500	225	$98.00	$22,050
	sku C	75	$100	$7,500	75	$98.00	$7,350
Contra Inventory				($1,500) (a.)

Ending Balance at Average Cost - Month 1				$73,500			$73,500	0.000%

			Current			Unit
Month 2:	Qty		WAC		Qty	Avg Cost
Purchases:	sku A	600	$100	$60,000
Purchases:	sku B	300	$100	$30,000
Purchases:	sku C	100	$105	$10,500

Sales:	sku A	(600)	$100	($60,000)
Sales:	sku B	(300)	$100	($30,000)
Sales:	sku C	(100)	$105	($10,500)

Appreciation:	sku A
Appreciation:	sku B
Appreciation:	sku C	75	$5	$375		(e.)

	Ending Balance sku A	450	$100	$45,000	450	$98.00	$44,100
at Current WAC sku B		225	$100	$22,500	225	$98.00	$22,050
	sku C	75	$105	$7,875	75	$102.90	$7,718
Contra Inventory				($1,504) (b.)

Ending Balance at Average Cost - Month 2				$73,871			$73,868	0.005%

			Current			Unit
Month 3:	Qty		WAC		Qty	Avg Cost
Purchases:	sku A	600	$100	$60,000
Purchases:	sku B	300	$100	$30,000
Purchases:	sku C	100	$105	$10,500

Sales:	sku A	(600)	$100	($60,000)
Sales:	sku B	(300)	$100	($30,000)
Sales:	sku C	(100)	$105	($10,500)

Appreciation:	sku A
Appreciation:	sku B
Appreciation:	sku C					(e.)

	Ending Balance sku A	450	$100	$45,000	450	$98.00	$44,100
at Current WAC sku B		225	$100	$22,500	225	$98.00	$22,050
	sku C	75	$105	$7,875	75	$102.90	$7,718
Contra Inventory				($1,508) (c.)

Ending Balance at Average Cost - Month 3				$73,868			$73,868	0.000%

			Current			Unit
Month 4:	Qty		WAC		Qty	Avg Cost
Purchases:	sku A	600	$100	$60,000
Purchases:	sku B	300	$100	$30,000
Purchases:	sku C	100	$105	$10,500

Sales:	sku A	(600)	$100	($60,000)
Sales:	sku B	(300)	$100	($30,000)
Sales:	sku C	(100)	$105	($10,500)

Appreciation:	sku A
Appreciation:	sku B
Appreciation:	sku C					(e.)

	Ending Balance sku A	450	$100	$45,000	450	$98.00	$44,100
at Current WAC sku B		225	$100	$22,500	225	$98.00	$22,050
	sku C	75	$105	$7,875	75	$102.90	$7,718
Contra Inventory				($1,508) (d.)

Ending Balance at Average Cost - Month 4				$73,868			$73,868	0.000%

A1

			ANNEX A

Calculation of Contra Inventory Balance
(a.) Month 1:						Current	Prior
						Month	Month	Total
DSA Fees (2% of monthly purchases less appreciation)			$100,000	2.0%		$2,000	$2,000
Appreciation (price change * units on hand)			-	-

						$2,000	$2,000

Divide by 2 (See Note below)						$1,000	$1,000
Months Inventory on Hand (MIOH)						0.75	0.75

Contra Inventory Balance						$750	$750	$1,500

(b.) Month 2:						Current	Prior
						Month	Month	Total
DSA Fees (2% of monthly purchases less appreciation)			$100,500	2.0%	($375)	$1,635	$2,000
Appreciation (price change * units on hand)			$5.00	75		$375

						$2,010	$2,000

Divide by 2 (See Note below)						$1,005	$1,000
Months Inventory on Hand (MIOH)						0.75	0.75

Contra Inventory Balance						$754	$750	$1,504

(c.) Month 3:						Current	Prior
						Month	Month	Total
DSA Fees (2% of monthly purchases less appreciation)			$100,500	2.0%		$2,010	$1,635
Appreciation (price change * units on hand)			-	-			$375

						$2,010	$2,010

Divide by 2 (See Note below)						$1,005	$1,005
Months Inventory on Hand (MIOH)						0.75	0.75

Contra Inventory Balance						$754	$754	$1,508

(d.) Month 4:						Current	Prior
						Month	Month	Total
DSA Fees (2% of monthly purchases less appreciation)			$100,500	2.0%		$2,010	$2,010
Appreciation (price change * units on hand)			-	-

						$2,010	$2,010

Divide by 2 (See Note below)						$1,005	$1,005
Months Inventory on Hand (MIOH)						0.75	0.75

Contra Inventory Balance						$754	$754	$1,508

(e.) Unit Average Cost:
Unit WAC	$100.00	$105.00
Less: 2% DSA fee	($2.00)	($2.10)

Unit Average Cost	$98.00	$102.90

Note: The company takes the average additions to the contra inventory account over a two month period because product is purchased and sold throughout the month rather than all at the beginning of the month.

A2